                                   FORM 6-K

                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        COMMISSION FILE NUMBER 0-15577
                        FOR THE MONTH OF FEBRUARY 1998

                  CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                 ---------------------------------------------
                (Translation of registrant's name into English)

                          1801 BROADWAY, SUITE 1620
                            DENVER, COLORADO 80202
                    (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F  X       Form 40-F
                    ---                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                No  X
              ---               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

ENCLOSED IS PRESS RELEASE #98-003 FOR CONSOLIDATED NEVADA GOLDFIELDS
CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                                  (Registrant)



Date:  Mar 6, 1998   /s/ Jack Haptonstall
       ------------  --------------------------------------------------------
                     By: Jack Haptonstall, Senior Vice President, Operations

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DENVER, CO - MARCH 6, 1998
#98 - 003
5:00 PM MST


         CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES FINANCING
                         WITH ITS MAJOR SHAREHOLDER

Consolidated Nevada Goldfields Corporation ("CNGC") announces that it has completed a previously announced transaction with its major shareholder, Grupo Acerero Del Norte, S.A. de C.V. ("GAN"), relating to the placement of a US$26,000,000 principal amount convertible debenture. GAN has invested US$4 million of new funds and applied US$22 million of primarily demand loans previously advanced to CNGC toward the purchase of the convertible debenture. The debenture is convertible at US$0.125, entitles GAN upon conversion to one share and 0.1298 warrant of CNGC, bears interest at 10 percent per annum, and is due February 25, 2003. The warrants will be exercisable until February 24, 2003 at US$0.125 per share of CNGC stock. Assuming the exercise of the debenture and warrants, GAN would hold approximately 75 percent of the outstanding common shares before giving effect to the exercise of any other outstanding convertible securities.

The placement of the convertible debenture has received majority approval of disinterested CNGC shareholders.

CNGC also announces that in accordance with the terms of the debenture, GAN has exercised its right to convert the debenture into 208,000,000 shares and 26,998,400 warrants of CNGC. As a result of the conversion of the debenture, GAN currently holds 264,026,559 or approximately 73 percent of the outstanding shares of CNGC, as well as 26,998,400 warrants.

The proceeds of the placement will be used to reduce outstanding amounts payable to ING (U.S.) Capital Corporation with respect to CNGC's Nixon Fork gold loan, to further reduce the Company's debt, and for general working capital purposes.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with four producing mining properties and over 1,300 employees. The Company reserves include 51 million ounces of silver and 740,000 ounces of gold. The Company's principal property is the Pachuca silver mine, which has continuously produced silver for five centuries, in central Mexico north of Mexico City. The Company shares trade on the Toronto Stock Exchange under the symbol KNV; on NASDAQ under the symbol KNVCF; and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
Press Release #98-003
Page 2

GAN is a private holding company controlled by the Ancira and Autrey families and is one of Mexico's leading industrial concerns. GAN's operations are divided into four divisions: steel, mining, chemicals, and energy. GAN is well known for having successfully implemented several restructuring and privatizations in Mexico over the last seven years in the areas of mining (coal and iron), steel, and chemicals (agroproducts). It controls Altos Hornos De Mexico, S.A. de C.V., a foundry and steel producer listed on the New York Stock Exchange. Altos Hornos produces about 40 percent of Mexico's rolled-steel production. GAN has yearly sales of approximately $1.6 billion, profits of about $150 million, and has invested about $1.2 billion since 1992. GAN's corporate headquarters are located in Monclova, Coahuila. The group has activities in 19 Mexican states and directly employs approximately 26,000 people.

Statements in this release which are not historical data are forward looking and involve a number of risks and uncertainties, including but not limited to the price of commodities, currencies, production, construction, and permitting or regulatory delays, reserve estimation of tonnage, grade and metallurgical recoveries, exploration success and reserve growth, litigation, capital costs, and other risks that are detailed in the Company's SEC filings.

CONTACT:   Consolidated Nevada Goldfields Corporation, Denver, Colorado
           Phone (303) 296-3200    Fax (303) 296-9130